UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2010

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 25, 2010, which contains the Company's financial results for the three months and year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: March 2, 2010
  By: /s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2009 RESULTS

Highlights

•	Frontline reports net income attributable to the Company of $3.9 million and earnings per share of $0.05 for the fourth quarter of 2009.
•	Frontline reports net income attributable to the Company of $102.7 million and earnings per share of $1.32 for the year ended December 31, 2009.
•	Frontline announces a cash dividend of $0.25 per share for the fourth quarter of 2009.
•	Frontline has paid cash dividends of $70.1 million or $0.90 per share in 2009.
•	The first Suezmax newbuilding from Rongsheng, Northia, was delivered on January 5, 2010.
•	Four out of the five Suezmax tankers chartered in from Eiger were redelivered during the fourth quarter. The last vessel will be redelivered end February 2010.
•
Frontline signed a bareboat charter in January 2010 for the VLCC Edinburgh for a two year period with a two year option period. The vessel will be operated as a floating storage unit and will cease to trade as a regular tanker.

•
Frontline purchased the VLCC Front Vista in February 2010 and sold it to a buyer who has secured a 10 year time charter with a state owned oil company at a gross rate of $43,500 per day during the entire charter period. The purchase price will be settled through instalments over a 10 year period.

•
Frontline agreed with Ship Finance in February 2010 to reduce the restricted cash supporting the charter obligations to Ship Finance by approximately $112 million and replace it with a Frontline guarantee for the payment of charter hire. Further, the parties have agreed a net upfront payment of charter hire less operating expenses of approximately $74 million, covering part of the payments due over the next six months. This solution will reduce Frontline's cash breakeven level for these vessels and improve Frontline's free cash balance by approximately $112 million during this period and will thereby substantially strengthen the Company's liquidity situation. The change of structure is expected to take effect from April 1, 2010.

Preliminary Fourth Quarter and Financial Year 2009 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $3.9 million for the fourth quarter of 2009, equivalent to earnings per share of $0.05 compared with a net loss attributable to the Company of $5.6 million for the third quarter of 2009, equivalent to loss per share of $0.07. The net loss attributable to the Company in the third quarter includes a gain of $3.1 million on the termination of the long term lease for the VLCC Front Duchess.

The reported earnings reflect a stronger spot market compared to the third quarter of 2009. The average daily time charter equivalents ("TCEs") earned in the spot and period market in the fourth quarter by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $33,200, $21,300 and $42,800, respectively, compared with $32,100, $15,900 and $42,200, respectively, in the third quarter. The spot earnings for the Company's double hull VLCCs and Suezmax tankers were $30,400 and $18,300 in the fourth quarter, compared to $26,800 and $12,800 in the third quarter. The Gemini Suezmax pool had spot earnings of $20,300 per day in the fourth quarter, compared to $14,866 per day in the third quarter.

Profit share expense of $5.7 million has been recorded in the fourth quarter as a result of the profit sharing agreement with Ship Finance International Limited ("Ship Finance") compared to $4.8 million in the third quarter. The total profit share expense to Ship Finance for 2009, which will be paid in the first quarter of 2010, was $33.0 million.

Ship operating expenses increased by $1.8 million compared to the third quarter due to an increase in dry docking costs of $2.9 million, which was partially offset by a small reduction in running costs.

Charterhire expenses decreased by $3.3 million in the fourth quarter compared with the third quarter due to the redelivery of four out of the five Suezmax tankers chartered in from Eiger during the fourth quarter.

Interest income was $5.7 million in the fourth quarter, of which $5.3 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation Limited ("ITCL"). Interest expense, net of capitalized interest, was $40.5 million in the fourth quarter of which $10.5 million relates to ITCL.

Frontline announces net income attributable to the Company of $102.7 million for the year ended December 31, 2009, equivalent to earnings per share of $1.32. The average TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for the year ended December 31, 2009 were $38,300, $25,300 and $43,000, respectively, compared with $74,500, $55,200 and $43,500 for the year ended December 31, 2008.

As of December 31, 2009, the Company had total cash and cash equivalents of $582.6 million, which includes $500.0 million of restricted cash. Restricted cash includes $314.9 million relating to deposits in ITCL and $184.3 million in Frontline, which is restricted under the charter agreements with Ship Finance.

As of February 2010, the Company has average total cash cost breakeven rates on a TCE basis for VLCCs and Suezmax tankers of approximately $30,800 and $25,500, respectively.

Fleet Development

During the fourth quarter four out of the five Suezmax tankers, chartered in from Eiger, were redelivered and the last vessel will be redelivered end February 2010.

In December 2009, following the termination of the capital leases on three 1999-built double hull VLCCs; Front Chief, Front Commander and Front Crown;, we  agreed to charter in the three vessels on one year time charters at net $29,000 per day. A non-cash gain of $24.9 million on the termination of the capital leases will be recognized on a straight line basis over the quarters in 2010.

In January 2010, Frontline entered into an agreement to charter in the VLCC Desh Ujaala for a one year time charter at net $29,625 per day with one year option period.

In January 2010, the Company took delivery of the first Suezmax newbuilding from Rongsheng, named Northia, which was subsequently delivered to a major oil company on time charter. A compensation payment for delayed delivery was negotiated with the yard.

In January 2010, Frontline signed a bareboat charter for the VLCC Edinburgh for a two year period with a two year option period. The vessel will be operated as a floating storage unit and will cease to trade as a regular tanker. The charterers will pay for the vessel's next upcoming docking in the third quarter of 2010.

In January 2010, Frontline terminated the bareboat charter for the single hull Suezmax vessel Front Voyager. The termination will take effect April 1, 2010. The vessel which is owned by Frontline's subsidiary ITCL is likely to be sold for scrapping in the second quarter of 2010 if approved by bondholders.

In February 2010, the Company acquired the VLCC Front Vista from Ship Finance for a purchase price of $58.5 million and agreed to sell the vessel with the purchase price to be paid in installments over a 10 year period. The buyer of Front Vista has secured a 10 year time charter with a state owned oil company at a gross rate of $43,500 per day during the entire charter period. Frontline retains certain financial upside in the vessel after expiry of the charter.

Newbuilding Program

The total number of vessels in Frontline's newbuilding program is as of December 31, 2009 four Suezmax tankers and six VLCCs, which constitutes a contractual cost of $990 million. Out of the total contractual cost the financial exposure on two VLCC's of $252 million can be limited to the $54 million already paid-in installments. Following the delivery of the first Suezmax newbuilding from Rongsheng, Northia, in January 2010 the number of Suezmax tankers in the newbuilding program is reduced to three. Frontline is in discussions with its yards with a target to reduce the remaining contractual cost further.

As of December 31, 2009, installments of $364 million have been paid on the newbuildings, which is equal to the end of the third quarter of 2009. The remaining installments to be paid as of December 31, 2009 for the newbuildings amount to $428 million, with expected payments of approximately $338 million ($310 million if excluding the Northia delivered in January 2010) and $90 million in 2010 and 2011, respectively. These numbers exclude the payments on the two VLCCs that have a financial exposure that can be limited to the $54 million already paid-in installments. In addition we have a pre-delivery financing of $34.8 million, which is due over the next two quarters.

Based on secured committed financing and indications for financing for the two unfinanced VLCCs, the net required equity investment in the newbuilding program is reduced to approximately $80 million.

Corporate

Frontline decided in August 2009 to establish a ship management company in Singapore. The new company, Sea Team Management Pte Ltd., will be a complement to the external ship management companies currently offering services to Frontline. Sea Team Management Pte Ltd. was certified and received its ISM Document of Compliance by Det Norske Veritas ("DNV") on February 3, 2010 and is as such an approved ship management company. In addition a crewing company was formally opened in Chennai, India, on January 17, 2010.

Frontline has in February 2010 agreed to make certain amendments to the charter agreements with Ship Finance relating to 31 double hull crude oil tankers and OBOs. Frontline has until now not guaranteed the payments under the charters, and the two chartering subsidiaries have instead been required to keep a restricted cash deposit per vessel to support the charter obligations to Ship Finance. Over the last six years, these deposits have never been touched and in view of the low interest environment this is an inefficient financial structure. We have therefore agreed with Ship Finance to reduce the restricted cash deposits by approximately $112 million in exchange for a full corporate guarantee from Frontline for the payment of charter hire. Further, the parties have agreed a net upfront payment of charter hire less operating expenses of approximately $74 million, covering part of the payments due over the next six months. The change of structure is expected to take effect from April 1, 2010. This solution will reduce Frontline's cash breakeven level for these vessels and improve Frontline's free cash balance by approximately $112 million during this period and will thereby substantially strengthen the Company's liquidity situation.

On February 25, 2010, the Board declared a dividend of $0.25 per share. The record date for the dividend is March 9, 2010, ex dividend date is March 5, 2010 and the dividend will be paid on or about March 30, 2010.

77,858,502 ordinary shares were outstanding as of December 31, 2009, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

According to industry sources the market rate for a VLCC trading on a standard 'TD3' voyage between The Middle East Gulf and Japan in the fourth quarter of 2009 was WS 48.5; equivalent to $35,500/day; representing an increase of WS 12.5 points or $18,800/day from the third quarter. Year on year the average rate decreased by approximately WS 92 points or 70 percent; from WS 133.5 or $105,000/day in 2008 to WS 42 or $31,200/day in 2009. Present indications are approximately $48,100/day in the first quarter of 2010.

For Suezmaxes trading on a standard 'TD5' voyage between West Africa and Philadelphia, US East Coast, industry sources reported a market rate of WS 70.5 or $24,400/day; representing an increase of approximately WS 18 points or $12,000/day from the third quarter of 2009. Year on year the average rate decreased by WS 113 points or 62 percent; from WS 178 or $65,600/day in 2008 to WS 65 or $25,000/day in 2009. Present indications are approximately $32,500/day in the first quarter of 2010.

Bunkers at Fujairah averaged approximately $455/mt in the fourth quarter of 2009 compared to $426/mt in the third quarter; an increase of $30/mt. Bunker prices varied from a low of $420/mt at the beginning of October and a high of $485/mt at the end of December. Year on year the bunker price decreased with $137/mt or 27 percent on average from $508/mt in 2008 to $370/mt in 2009. On February 25, 2010 the quoted bunker price in Fujairah was $472.5/day.

Philadelphia bunkers averaged $466/mt in the fourth quarter which was an increase of $43/mt from the third quarter of 2009. Bunker prices varied from a low of $421/mt at the beginning of October and a high of $492/mt at the beginning of December. Year on year, the average bunker price decreased by $133/mt or 26 percent from $511/mt in 2008 to $388/mt in 2009. On February 25, 2010 the quoted bunker price in Philadelphia was $482.5/day.

The International Energy Agency's ("IEA") February 2010 report stated an average OPEC oil production, including Iraq, of 29.0 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 140,000 barrels per day compared to the third quarter of 2009. Year on year OPEC production, including Iraq, decreased with 8 percent from 31.2 mb/d in 2008 to 28.7 mb/d in 2009. At the OPEC meeting that took place in December 2009 it was agreed to leave the production level unchanged.

IEA further estimates that world oil demand averaged 85.9 mb/d in the fourth quarter of 2009. This is an increase of 600,000 barrels per day compared to the third quarter of the year and the average demand for 2009 was 85.0 mb/d, a decline of 1.5 percent compared to 2008. Additionally, the IEA estimates that world oil demand will average 86.5 mb/d in 2010 representing an increase of 1.9 percent or 1.6 mb/d from 2009.

The VLCC fleet totalled 529 vessels at the end of the fourth quarter, up from 524 vessels at the end of the previous quarter, with 10 deliveries during the quarter. Throughout 2009 54 VLCCs were delivered against 68 estimated at the beginning of the year. Throughout 2010 the current estimate is 67 deliveries. The orderbook counted 178 vessels at the end of the fourth quarter, down from 190 orders after the third quarter of 2009. The current orderbook represents about 33 percent of the VLCC fleet. During the quarter five vessels were removed from the trading fleet, two were sold for demolition and conversion purposes and two orders were cancelled. According to Fearnleys, the single hull fleet now stands at 84 vessels.

The Suezmax fleet totalled 393 vessels at the end of the quarter, up from 383 vessels at the end of the previous quarter, with 10 deliveries during the quarter. Throughout 2009 46 vessels were delivered against 73 estimated at the beginning of the year. Throughout 2010 the current estimate is 62 deliveries. The orderbook counted 134 vessels at the end of the quarter, up from 124 vessels at the end of the third quarter and now represents 34 percent of the total fleet. No vessels were removed from the trading fleet during the quarter; however, one was sold for demolition. According to Fearnleys the single hull fleet remained unchanged at 33 vessels at the end of the quarter.

Strategy

Frontline's core strategy is to maintain and expand its position as a world leading operator and charterer of modern, high quality oil tankers. Our principal focus is the safe transportation of crude oil for major oil companies and major oil trading companies. We seek to optimize our income and adjust our exposure through actively pursuing charter opportunities be it through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels and newbuilding contracts and acquisitions.

Even though we are the world leading operator, Frontline maintains a lean organization and use outsourcing extensively. This has resulted in a lower cost basis than our peers. Frontline has, historically and also this quarter, shown that we tend to outperform our peers on earnings. The concept of lower costs and higher earnings than peers gives Frontline's shareholders a higher underlying yield on assets than in most other companies.

The decision to enter into the Ship Management business is by no means changing our outsourcing strategy. This strategy has proven to be successfully, however, we would like to strengthen our position towards our service providers to enhance/secure delivery of high quality service at low cost going forward.

The Company has committed newbuilding financing for the entire committed newbuilding program, except for two vessels which are scheduled to be delivered at the end of 2011.

As of December 31, 2009 the Company had investments in Overseas Shipholding Group, Inc. and ITCL with total market value as of February 24, 2010 of $102.5 million. The Board continues to monitor these investments with the purpose of maximizing the value in the long term. The Board will however have an opportunistic approach to these non-core investments.

Our objective is to pay out surplus cash to our shareholders and to generate competitive returns for our shareholders with quarterly dividend payments. Our dividend payments are based on present earnings, market prospects and, capital expenditure program as well as investment opportunities.

Outlook

The global economy, battered by two years of crisis, is recovering faster than previously anticipated, with world growth bouncing back from negative territory in 2009 to a forecast 3.9 percent this year and 4.3 percent in 2011, according to the International Monetary Fund ("IMF"). However, growth is still largely driven by government stimulus measures and countries risk a return to recession if anti-crisis measures are withdrawn too soon the IMF said in its latest forecast.

In line with the global recovery, IEA projects that world oil consumption in 2010 will show an increase of 1.6 million barrels per day compared to 2009. The bulk of demand growth is expected to arise in the Middle East, China and other non-OECD countries.

A faster global recovery and the projected increase in world oil consumption are likely to lead to increased transportation needs and are positive for the demand in the tanker industry. Further, change in trading patterns increase the distance between crude oil consuming and producing regions and will further spur the ton-miles demand.

There are however challenges for the tanker industry ahead, mainly related to crude inventories and the order book. Crude inventories are currently about 4 percent higher than historic five years average. The Contango situation in the oil market has flattened, which will negatively influence storage economics. Last, but not least, the tanker industry still has a record amount of expected tanker deliveries in 2010 and 2011.

The  supply of vessels  in 2010 will, however, be pushed in a positive direction by the phase out of approximately 13 percent of the fleet due to single hull restriction, according to Fearnleys, and this is likely to be further strengthened by the expected delays, slippage and cancellations of newbuilding orders. This bodes well for the market balance in 2010.

The Company's fixed charter coverage is estimated to be 33 percent and 20 percent of the fleet in 2010 and in 2011, respectively.

The fixed charter coverage and low cash cost breakeven rates create a solid platform for Frontline's operations. This platform has after the new agreement with SFL been further strengthened by the release of large amounts of restricted cash and puts the Company in a better position to act opportunistically if market opportunities should occur.

The Board is pleased with the considerable improvement in the overall financial situation achieved in 2009, which is a direct result of the reduced newbuilding commitments, renegotiated contract price levels, the improved liquidity position following the release of large amounts of restricted cash and committed financing.

Based on the results achieved so far in the quarter, the Board expects improved results for the first quarter of 2010 compared to the fourth quarter of 2009. The strength of the results, however, will depend on the direction of the market in the remaining part of the quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 25, 2010

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Oct-Dec	2009 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2009 Jan-Dec	2008 Jan-Dec (audited)
451,513	262,141	Total operating revenues	1,133,286	2,104,018
-	-	Gain on sale of assets	3,061	142,293
141,464	61,034	Voyage expenses and commission	219,375	592,188
15,651	5,748	Profit share expense	33,018	110,962
55,132	54,409	Ship operating expenses	206,381	213,766
56,026	34,528	Charterhire expenses	169,503	220,170
9,335	8,241	Administrative expenses	30,647	35,226
58,562	59,317	Depreciation	237,313	223,519
336,170	223,277	Total operating expenses	896,237	1,395,831
115,343	38,864	Net operating income	240,110	850,480
9,573	5,726	Interest income	22,969	41,204
(45,480)	(40,479)	Interest expense	(160,988)	(183,925)
(635)	(177)	Share of results from associated companies	(544)	(901)
2,206	(150)	Foreign currency exchange (loss) gain	(346)	1,565
(28,353)	1,149	Other non-operating items	4,632	(7,159)
52,654	4,933	Net income before taxes and noncontrolling interest	105,833	701,264
(213)	(255)	Taxes	(361)	(310)
52,441	4,678	Net income	105,472	700,954
(889)	(755)	Net income attributable to noncontrolling interest	(2,771)	(2,184)
51,552	3,923	Net income attributable to Frontline Ltd.	102,701	698,770

$0.66	$0.05	Basic earnings per share ($)	$1.32	$9.15

		Income on timecharter basis ($ per day per ship)*
54,100	33,200	VLCC	38,300	74,500
41,900	21,300	Suezmax	25,300	55,200
42,800	42,800	Suezmax OBO	43,000	43,500
		* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

2008 Oct-Dec	2009 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2009 Jan-Dec	2008 Jan-Dec (audited)
51,552	3,923	Net income attributable to Frontline Ltd.	102,701	698,770
2,298	9,368	Unrealized gain (loss) from marketable securities	2,782	(219)
(861)	73	Foreign currency translation gain (loss)	759	(1,312)
1,437	9,441	Other comprehensive income (loss)	3,541	(1,531)
52,989	13,364	Comprehensive income	106,242	697,239

		Comprehensive income attributable to:
52,100	12,609	Stockholders of Frontline Ltd.	103,471	695,055
889	755	Noncontrolling interest	2,771	2,184
52,989	13,364		106,242	697,239

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2009 Dec 31	2008 Dec 31 (audited)
ASSETS
Short term
Cash and cash equivalents	82,575	190,819
Restricted cash	429,946	370,078
Other current assets	270,661	260,465
Long term
Restricted cash	70,075	184,673
Newbuildings	413,968	454,227
Vessels and equipment, net	678,694	438,161
Vessels under capital lease, net	1,740,666	2,100,717
Investment in unconsolidated subsidiaries and associated companies	3,923	4,467
Other long-term assets	24,710	24,121
Total assets	3,715,218	4,027,728

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	123,884	293,471
Current portion of obligations under capital lease	285,753	243,293
Other current liabilities	195,725	174,166
Long term liabilities
Long term debt	760,698	614,676
Obligations under capital lease	1,579,708	1,969,919
Other long term liabilities	18,702	23,349
Commitments and contingencies
Equity
Frontline Ltd. stockholders' equity	741,340	702,217
Noncontrolling interest	9,408	6,637
Total equity	750,748	708,854
Total liabilities and equity	3,715,218	4,027,728

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008 Oct-Dec	2009 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2009 Jan-Dec	2008 Jan-Dec (audited)
		OPERATING ACTIVITIES
52,441	4,678	Net income	105,472	700,954
		Adjustments to reconcile net income to net cash provided by operating activities:
58,841	59,802	Depreciation and amortization	238,595	224,069
(2,506)	65	Unrealized foreign currency exchange loss (gain)	686	(2,172)
-	-	Gain on sale of assets (including securities)	(3,061)	(160,031)
635	177	Equity losses of associated companies	544	901
27,765	-	Adjustment of financial derivatives to market value	-	41,379
(8,085)	(6,864)	Other, net	(25,311)	(17,325)
(17,533)	(14,293)	Change in operating assets and liabilities	(18,105)	19,480
111,558	43,565	Net cash provided by operating activities	298,820	807,255

		INVESTING ACTIVITIES
(18,713)	(21,056)	Maturity (placement) of restricted cash	75,620	(2,579)
(34,700)	(631)	Additions to newbuildings, vessels and equipment	(147,349)	(637,895)
265	-	Dividends received from associated companies	-	265
-	-	Proceeds from issuance of shares in subsidiary	-	10,941
(70,840)	-	Purchase of other assets	-	(109,360)
-	2,390	Proceeds from sale of vessels and equipment	2,390	128,264
-	-	Proceeds from sale of other assets	-	3,286
(123,988)	(19,297)	Net cash used in investing activities	(69,339)	(607,078)

		FINANCING ACTIVITIES
76,815	38,985	Proceeds from long-term debt, net of fees paid	240,883	515,250
(31,000)	(30,975)	Repayment of long-term debt	(267,336)	(87,370)
(44,093)	(43,799)	Repayment of capital leases	(241,198)	(171,900)
-	-	Net proceeds from share issuances	-	208,123
(38,924)	(11,678)	Dividends paid	(70,074)	(641,893)
(37,202)	(47,467)	Net cash used in financing activities	(337,725)	(177,790)

(49,632)	(23,199)	Net (decrease) increase in cash and cash equivalents	(108,244)	22,387
240,451	105,774	Cash and cash equivalents at start of period	190,819	168,432
190,819	82,575	Cash and cash equivalents at end of period	82,575	190,819

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2009 Jan-Dec	2008 Jan-Dec (audited)

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	77,858,502	74,825,169
Shares issued	-	3,033,333
Balance at end of period	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning of period	194,646	187,063
Shares issued	-	7,583
Balance at end of period	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	219,036	14,242
Shares issued	-	200,539
Stock option expense	2,955	4,255
Balance at end of period	221,991	219,036

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(5,227)	(3,696)
Other comprehensive income (loss)	3,541	(1,531)
Balance at end of period	(1,686)	(5,227)

RETAINED EARNINGS
Balance at beginning of period	45,402	-
Net income	102,701	698,770
Cash dividends	(70,074)	(641,893)
Stock dividends	-	(11,475)
Balance at end of period	78,029	45,402

FRONTLINE LTD. STOCKHOLDERS' EQUITY	741,340	702,217

NONCONTROLLING INTEREST
Balance at beginning of period	6,637	-
Net income	2,771	2,184
Spin off of ITCL	-	4,453
Balance at end of period	9,408	6,637

TOTAL EQUITY	750,748	708,854

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2008.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2008, except for the adoption of Accounting Standards Codification ("ASC") 805-10, ASC 810-10, ASC 815-10 and ASC 855-10.

None of these new or revised accounting standards has had a material impact on the current or prior periods except that noncontrolling interest is now classified as a component of equity in accordance with ASC 810-10. The Company has evaluated subsequent events through February 25, 2010, the date of issuance of our financial position and results of operation.

3.	NEWBUILDINGS

The Company capitalized newbuilding installments and costs of $146.1 million and interest of $22.7 million in the year ended December 31, 2009.

During the year ended December 31, 2009, the Company reached mutual agreements with two shipyards to cancel four Suezmax and two VLCC newbuilding contracts, representing a total contractual cost of $556.0 million. The instalments already paid on the cancelled newbuildings were applied to and set off against future payments on the remaining newbuildings. The Company also reached agreements whereby the financial exposure on its newbuilding program was further reduced by $43.5 million and may be reduced by a further $198 million.

During the year ended December 31, 2009, the Front Queen and Front Kathrine were completed and transferred from Newbuildings to Vessels and Equipment.

4.	DEBT

On May 27, 2009, the Company entered into a new pre- and post-delivery term loan agreement for $146.4 million due the earlier of the 10th anniversary of the last delivery date and 2021. The facility is being used to part finance the construction of two new buildings and is secured on the newbuildings. This facility bears interest at LIBOR plus a margin and contain a minimum value covenant and covenants that require us to maintain a level of free cash, a certain level of market adjusted net worth and a positive working capital.

The Company's 82.47% owned subsidiary Independent Tankers Corporation Limited ("ITCL") had two bank loans of $21.6 million and $19.0 million falling due in June and July 2009, respectively. On June 30, 2009, ITCL repaid these loans and obtained a new short term loan facility of $33.0 million, guaranteed by the Company.

5.           FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $62.9 million at December, 31, 2009 (2008: $60.1 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

In March 2009, Ship Finance and Frontline Shipping III Limited ("FSL III"), a wholly owned subsidiary of the Company revised their charter ancillary agreement and FSL III agreed to lend $26.5 million to Ship Finance at an annual interest rate of LIBOR plus a margin. The loan is repayable on the earlier of 364 days after the draw down date and upon termination of the charter between Ship Finance and FSL III.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and guarantee fees.

7.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, the Company was committed to make newbuilding installments of $615.7 million as follows;

(in millions of $)
Year ending December 31,	Total
2010	381.7
2011	198.0
2012	36.0
615.7

The Company has an option to reduce its newbuilding commitments on two VLCCs by $198 million to $54 million already paid. A newbuilding installment of $10.5 million paid in January 2010 was accrued in these financial statements and, therefore, not included in the above commitments.

There have been no significant changes in contingencies since December 31, 2008.

8.	DIVIDENDS

In February 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on March 27, 2009.

In May 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on June 23, 2009.

In August 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on September 24, 2009.

In November 2009, the Company's Board of Directors declared a cash dividend of $0.15 per share, which was paid on December 22, 2009.

9.	SUBSEQUENT EVENTS

The first Suezmax newbuilding from Rongsheng, Northia, was delivered in January 2010.

In February 2010, the Company's Board of Directors declared a dividend of $0.25 per share, which will be paid on or about March 30, 2010.

In February, 2010 Frontline has agreed with Ship Finance to reduce the restricted cash supporting the charter obligations to Ship Finance with $111.7 million and replace it with a Frontline guarantee for the payment of charter hire, expected to take affect from April 1, 2010.